SECURITIES AND EXCHANGE COMMISSION
<P>
                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
<P>
                     SEGWAY VIII CORP.
                     COMMON STOCK
<P>
                     NOT APPLICABLE
                     (CUSIP NUMBER)
<P>
                 4400 ROUTE 9, 2ND FLOOR
                  FREEHOLD, NEW JERSEY
                     (732) 409-1212
<P>
                    OCTOBER 23, 2000
    -----------------------------------------------------
    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
<P>
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
<P>
(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
<P>
       GREGG E. JACLIN
<P>
(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
<P>
(3) SEC Use Only
<P>
(4) Source of Funds (See Instructions): PF
<P>
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
<P>
(6) Citizenship or Place of Organization:    United States
    of America
<P>
Number of Shares Beneficially Owned by Each Reporting Person
With
<P>
(7) Sole Voting Power: 1,000,000 (as of date of Reporting
Event and Filing Date)
<P>
(8) Shared Voting Power: 0
<P>
(9) Sole Dispositive Power: 1,000,000 (as of date of Reporting Event and Filing Date)
<P>
(10) Shared Dispositive Power: 0
<P>
(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 1,000,000 (as of date of Reporting Event and
                        Filing Date)
<P>
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
<P>
(13) Percent of Class Represented by Amount in Row (11):
                         20% (as of date of Reporting Event
                              and Filing Date)
<P>
(14) Type of Reporting Person: IN
<P>
ITEM 1. SECURITY AND ISSUER.
<P>
Segway VIII Corp.
Common Stock, $0.0001 par value.
4400 Route 9, 2nd Floor
Freehold, New Jersey 07728
<P>
ITEM 2. IDENTITY AND BACKGROUND.
<P>
(a) Name: Gregg E. Jaclin
<P>
(b) Address:      4400 Route 9 South, 2nd Floor
                  Freehold, New Jersey 07728
<P>
c)  Attorney
<P>
(d)     None.
<P>
(e)     None.
<P>
(f)     Citizenship. United States
<P>
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
<P>
The Reporting Person, Gregg E. Jaclin, acquired the shares of Issuer on August 4, 2000 pursuant to a 4(2) offering subscribing to 1,000,000 shares and paying the sum of $125.00 from his personal funds.
<P>
ITEM 4. PURPOSE OF TRANSACTION.
<P>
The acquisition by the Reporting Person is part of a Section 4(2) offering subscribed to by the Reporting Person. Common stock is the only outstanding class of shares of the Issuer.
<P>
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
<P>
Gregg E. Jaclin acquired 1,000,000 of the issued and outstanding common shares of the Issuer. After Mr. Jaclin's acquisition, such amount represented 20% of the total issued and outstanding common shares of the Issuer.
<P>
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
<P>
Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.
<P>
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
<P>
Agreement between Gregg E. Jaclin and Segway VIII Corp.
dated August 4, 2000.
<P>
                        SIGNATURE
<P>
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
<P>
Date: January 26, 2001      Signature: /s/ Gregg E. Jaclin
                                    -----------------------
                                         GREGG E. JACLIN
<P>